1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 5, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Limited, you should at once hand this circular together with the enclosed form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTEREST IN YANMEI HEZE NENG HUA

Financial adviser to Yanzhou Coal Mining Company Limited

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

of Yanzhou Coal Mining Company Limited

CLSA Equity Capital Markets Limited

A letter from the board of Directors of the Company is set out on pages 5 to 16 of this circular. A letter from the Independent Board Committee is set out on pages 17 and 18 of this circular. A letter from CLSA containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 19 to 34 of this circular.

A notice convening an extraordinary general meeting of Yanzhou Coal Mining Company Limited to be held at 8:30 a.m. on 19 August 2005 at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China is set out on pages 52 to 54 of this circular. This circular is also enclosed with the reply slip and the form of proxy.

If you intend to attend the Extraordinary General Meeting, please complete and return the enclosed reply slip to the Office of the Secretary of the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC, in accordance with the instructions printed thereon as soon as possible and in any event no later than 29 July 2005.

Whether or not you are able to attend, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

30 June 2005

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company;

“Acquisition Agreement”	the conditional agreement dated 16 November 2004 entered into between the Company and the Parent Company for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 50 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“CLSA”	CLSA Equity Capital Markets Limited;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Completion”	completion of the Acquisition on the Completion Date;

“Completion Date”	the date of fulfillment of the Conditions or on a date to be agreed by the Parent Company and the Company after the fulfillment of the Conditions and in any case, not later than 31 December 2005;

“Conditions”	the conditions precedent for the completion of the Acquisition, as described in greater detail in the section entitled “Conditions Precedent of the Acquisition”;

“Deloitte”	Deloitte Touche Tohmatsu CPA Ltd Shanghai China and Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong;

“Directors”	the directors of the Company;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held on 19 August 2005 or any adjournment thereof;

DEFINITIONS

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Heze Neng Hua”	, Yanmei Heze Neng Hua (originally known as Yankuang Heze Neng Hua Co. Ltd.), a company with limited liability incorporated under the laws of the PRC with a registered capital of RMB600 million, which was referred to as Yankuang Heze Power Chemical Company Limited in the announcements made by the Company on 28 and 29 April 2005 and 8 June 2005;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited;

“IFRS”	the International Financial Reporting Standards promulgated by the International Accounting Standard Board and includes International Accounting Standards and its interpretations;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising independent non-executive Directors who are independent in respect of the Acquisition;

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Acquisition;

“JORC Code”	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the December 2004 version);

“Latest Practicable Date”	28 June 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

DEFINITIONS

“LTCC”	Longwall Top Coal Caving mining method;

“Minarco”	Minarco Asia Pacific Pty Ltd, an independent international resource and mining consulting firm established in Australia (ABN code 30076965323);

“NDRC”	, National Development and Reform Commission of the PRC;

“Parent Company”	Yankuang Corporation Group Limited, a State wholly-owned enterprise and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company;

“PRC”	the People’s Republic of China;

“PRC GAAP”	the relevant accounting principles and regulations applicable to PRC enterprises;

“Provincial Department of Land & Resources”	, Shandong Provincial Department of Land & Resources;

“Provincial SASAC”	, State-owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government;

“Prospectus”	the prospectus of the Company dated 24 March 1998 and issued in Hong Kong in connection with its initial public offering;

“RMB”	Renminbi, the lawful currency of the PRC;

“Purchase Price”	the purchase price for the Acquisition, being RMB584.01 million (or equivalent to approximately HK$548.37 million);

“Sallmanns”	Sallmanns (Far East) Limited;

“Shares”	ordinary share (including H Shares, A Shares and non-listed State-owned legal person shares) of RMB1.00 each in the ordinary share capital of the Company;

“Shareholders”	the shareholders of the Company;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

DEFINITIONS

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Supervisors”	supervisors of the Company;

“Supplemental Agreement”	the supplemental agreement to the Acquisition Agreement dated 28 June 2005 entered into between the Company and the Parent Company to supplement the terms of the Acquisition Agreement;

“sq. km.”	square kilometres;

“tonnes”	metric tonnes;

“Valuation Date”	30 April 2005; and

“Zheng Yuan”	, Shandong Zhengyuan Hexin (Limited) Certified Public Accountants, a State-approved independent PRC valuer appointed by the Parent Company to assess the value of Heze Neng Hua.

Note:	Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.065 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun	Principal place of business in
Chen Guangshui	Hong Kong:
Dong Yunqing	Rooms 805-808
Alexandra House
Independent Non-executive Directors:	16-20 Chater House
Pu Hongjiu	Hong Kong
Cui Jianmin
Wang Xiaojun
Wang Quanxi

30 June 2005

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTEREST IN HEZE NENG HUA

INTRODUCTION

On 28 April 2005, the Board announced that on 16 November 2004, the Company entered into the Acquisition Agreement with the Parent Company for the conditional acquisition, subject to completion, of the 95.67% equity interest in Heze Neng Hua.

On 30 June 2005, the Board announced that the Company and the Parent Company had entered into the Supplemental Agreement, which provides for, among other things:

(a)	determination of the Purchase Price for the Acquisition at RMB584.01 million (or equivalent to approximately HK$548.37 million), based on the valuation of Heze Neng Hua by Zheng Yuan, the independent valuer; and

LETTER FROM THE BOARD

(b)	an irrevocable undertaking by the Parent Company that the Group shall have the right to purchase the Zhaolou and Wanfu mining rights from the Parent Company within twelve months from the respective date on which the mining rights of such mines are obtained by the Parent Company.

For more information on the terms of the Supplemental Agreement, please refer to the section entitled “The Acquisition Agreement” below.

As announced by the Company on 28 April 2005, the Company had, subject to completion, paid a down payment of RMB574 million to the Parent Company pursuant to the Acquisition Agreement. The Company intends to fund the remaining portion of the Purchase Price of approximately RMB10.01 million (or equivalent to approximately HK$9.4 million) using the Company’s existing cash balance.

The down payment was determined with reference to the initial capital contribution of RMB574 million by the Parent Company to Heze Neng Hua.

The down payment was made as the Company believes the Acquisition will be beneficial to the long term development of the Company as set out in the section entitled “Reasons for and benefits of the Acquisition”. The Company believes that the down payment was necessary in order to secure the right to acquire the 95.67% equity interest in Heze Neng Hua.

The Acquisition is subject to, inter alia, the approval by the Independent Shareholders pursuant to the Acquisition Agreement and the Supplemental Agreement. If the approval from the Independent Shareholders is not obtained, the Company shall be entitled to terminate the Acquisition, in which event, the down payment shall be returned to the Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from the date of such non-approval.

The Company and the Parent Company shall proceed with completion of the Acquisition as soon as practicable, upon the fulfillment of the Conditions, and in any case, not later than 31 December 2005.

As the Parent Company is the controlling shareholder of the Company and holds approximately 54.33% of the total issued share capital of the Company, the Acquisition constitutes a connected transaction for the Company, pursuant to the Listing Rules. The Acquisition is subject to the approval of the Independent Shareholders at the EGM to be convened and the Parent Company and its associates will abstain from voting at the EGM.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee has also been formed to consider the Acquisition and the letter from the Independent Board Committee to the Independent Shareholders is included in this circular. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition. The letter of advice of CLSA to the Independent Board Committee and the Independent Shareholders is included in this circular.

LETTER FROM THE BOARD

The purpose of this circular is (i) to provide you with further information in relation to the Acquisition; (ii) to set out the letter of advice from CLSA to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by CLSA; (iii) to set out the property and machinery and equipment valuation reports of Heze Neng Hua as prepared by Sallmanns; and (iv) to seek your approval of the ordinary resolutions in relation to the Acquisition at the EGM, as set out in the notice of the EGM.

BACKGROUND TO THE ACQUISITION

Pursuant to the restructuring agreement dated 17 October 1997 made between the Company and the Parent Company:

(a)	the Parent Company has undertaken to inform the Company of all possible opportunities in respect of any future acquisition, development and construction of coal mines which may result in competition with the Company and to carry out such opportunities in accordance with the terms agreed with the Company; and

(b)	with respect to the exploitation of resources at the Juye coalfield, the Parent Company has undertaken that if it enters into a joint venture project for the exploitation of the Juye coalfield which is or is likely to be in direct or indirect competition with the business of the Company, the rights and obligations of the Parent Company will be assumed by the Company and the Parent Company will, on behalf of, and in consultation with the Company, continue to negotiate the terms of the project.

To honour the above undertakings, the Parent Company established Heze Neng Hua in October 2002 as a vehicle to conduct the initial preparation of the coal mines at the Juye coalfield, which includes obtaining the approvals for the coal mine projects, application for the rights to explore for coal and preparing the construction work of the coal mines. As at the Latest Practicable Date, Heze Neng Hua has commenced construction works for the Zhaolou coal mine. In addition, the Parent Company has been granted the exploration rights for the Zhaolou and Wanfu coal mines. A portion of the fees and expenses for the acquisition of such exploration rights amounting to RMB228.6 million (or equivalent to approximately HK$214.65 million), was paid by Heze Neng Hua. The Parent Company is currently seeking approval from the relevant authorities for the grant of the mining rights for the Zhaolou coal mine.

THE ACQUISITION AGREEMENT

Pursuant to the Acquisition Agreement dated 16 November 2004 entered into between the Company and the Parent Company, the Parent Company conditionally agrees to sell and the Company conditionally agrees to purchase the 95.67% equity interest held by the Parent Company in Heze Neng Hua. Pursuant to the Acquisition Agreement, the Company has paid a down payment of RMB574 million to the Parent Company. On 30 June 2005, the Board announced that the Company had entered into the Supplemental Agreement. The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms.

LETTER FROM THE BOARD

Pursuant to the Acquisition Agreement, Zheng Yuan, a State-approved independent PRC valuer, has been appointed by the Parent Company to assess the value of Heze Neng Hua. The valuation includes the valuation of fixed assets, current assets and current liabilities of Heze Neng Hua. The net asset valuation of Heze Neng Hua as at the Valuation Date was RMB610.44 million (or equivalent to approximately HK$573.18 million). The valuation of Heze Neng Hua by Zheng Yuan is subject to the confirmation of the Provincial SASAC. The Company understands that a formal confirmation by the Provincial SASAC of the Heze Neng Hua valuation shall be available, at the latest, by 19 August 2005 (being the date of the EGM).

Pursuant to the Acquisition Agreement and the Supplemental Agreement, any amendments to the valuation of Heze Neng Hua will not impact the Purchase Price. As described in greater details in the section entitled “Conditions Precedent of the Acquisition”, one of the conditions precedent to Completion is the receipt of all necessary approvals by the Company and the Parent Company from the relevant PRC authorities in respect of the Acquisition. In the event that the confirmation from the Provincial SASAC is not received by 31 December 2005, the Company shall be entitled to terminate the Acquisition, in which event, the down payment shall be returned to the Company with compensation within 30 days from 31 December 2005.

Based on the valuation of Heze Neng Hua conducted by Zheng Yuan, the purchase price for the Acquisition is determined to be RMB584.01 million (or equivalent to approximately HK$548.37 million), which is calculated at 95.67% of the total net asset valuation of RMB610.44 million. As the Company has made a down payment amount of RMB574 million, the Company has to pay an additional amount of RMB10.01 million on Completion. The Company intends to fund this amount using the Company’s existing cash balance.

Sallmanns, an independent international valuer, has been appointed by the Company and has valued the property, machinery and equipment of Heze Neng Hua. The valuation of the property, machinery and equipment of Heze Neng Hua as at the Valuation Date was RMB284.93 million (or equivalent to approximately HK$267.54 million). Copies of Sallmanns’ valuation reports are included in Appendix I and Appendix II of this circular.

The valuation prepared by Sallmanns is generally consistent with that of Zheng Yuan. The principal difference reflects difference in the scope of the valuation work. The valuation of Heze Neng Hua prepared by Sallmanns does not take into account (i) current assets of approximately RMB360.41 million (or equivalent to approximately HK$338.41 million); (ii) long term deferred expenses (pre-operating expenses) of approximately RMB14.27 million (or equivalent to approximately HK$13.4 million); and (iii) current liabilities of approximately RMB57.74 million (or equivalent to approximately HK$54.22 million). The current assets of approximately RMB360.41 million not taken into account in the valuation prepared by Sallmanns consist of (i) other receivables of approximately RMB1.54 million (or equivalent to approximately HK$1.45 million); (ii) prepayment of approximately RMB12.68 million (or equivalent to approximately HK$11.91 million); (iii) inventory of approximately RMB0.27 million (or equivalent to approximately HK$0.25 million); (iv) cash of approximately RMB117.33 million (or equivalent to approximately HK$110.17 million); and (v) an amount of RMB228.6 million (or equivalent to approximately HK$214.65 million) being the prepayment by Heze Neng Hua for exploration rights related to the Zhaolou and Wanfu coal mines. The

LETTER FROM THE BOARD

principal difference in valuation exists in the valuation of construction in progress. Sallmanns’ valuation of the construction in progress of Heze Neng Hua is approximately RMB5.67 million (or equivalent to approximately HK$5.32 million) lower than that prepared by Zheng Yuan or approximately 2.0% of the total construction in progress valued by Zheng Yuan.

Conditions Precedent of the Acquisition

Pursuant to the Acquisition Agreement and the Supplemental Agreement, completion of the Acquisition is conditional on the fulfillment of the following conditions:

(a)	all necessary approvals having been obtained by the Company and the Parent Company from the relevant PRC authorities in respect of the Acquisition;

(b)	approval of the Acquisition by the Independent Shareholders at the EGM;

(c)	there being no material adverse change in the business operations and performance of Heze Neng Hua as at the Completion Date; and

(d)	all of the representations, warranties and undertakings by the Parent Company and the Company under the Acquisition Agreement and the Supplemental Agreement remaining true, accurate, complete and effective on the Completion Date.

If condition (b) in not fulfilled (i.e the approval by the Independent Shareholders is not obtained at the EGM), the down payment shall be returned to the Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from the date of such non-approval. In the event that any of the other conditions above are not fulfilled prior to 31 December 2005, the Company shall be entitled to terminate the Acquisition, in which event, the down payment of RMB574 million made by the Company to the Parent Company shall be returned to the Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from 31 December 2005. Further announcements will be made when Completion takes place or if the above conditions are not fulfilled.

Completion of the Acquisition

On Completion:

(a)	the Company shall pay to the Parent Company an amount of RMB10.01 million (or equivalent to approximately HK$9.4 million), being the difference between the Purchase Price and the down payment amount of RMB574 million;

(b)	the statutory procedures with respect to the transfer of the 95.67% equity interest in Heze Neng Hua from the Parent Company to the Company shall be completed; and

(c)	the Parent Company shall repay Heze Neng Hua an amount of RMB228.6 million (or equivalent to approximately HK$214.65 million), being the prepayment by Heze Neng Hua to the Parent Company for the acquisition of the exploration rights relating to the Zhaolou and Wanfu coal mines.

LETTER FROM THE BOARD

Further Terms to the Supplemental Agreement

The Parent Company is currently seeking approval from the Provincial Department of Land & Resources for the grant of the mining rights relating to the Zhaolou coal mine. On 30 June 2005, the Board announced that the Company had entered into the Supplemental Agreement to deal with, among other things, matters relating to the grant of mining rights of the Zhaolou and Wanfu coal mines to the Parent Company and their subsequent transfer to the Company. Pursuant to the terms of the Supplemental Agreement:

(a)	the Parent Company irrevocably undertakes that the Group shall have the right to purchase the Zhaolou and Wanfu mining rights from the Parent Company within twelve months from the respective date on which the mining rights of such mines are obtained by the Parent Company;

(b)	the Parent Company and the Company undertake to appoint a qualified independent valuer to conduct a valuation of the mining rights associated with the Zhaolou and Wanfu coal mines;

(c)	the consideration for the mining rights shall be based upon the valuation appraised by the qualified independent valuer and endorsed by the applicable PRC government authorities; and

(d)	the acquisition of the mining rights related to Zhaolou and Wanfu coal mines shall be governed by separate agreements to be entered into between the Group and the Parent Company.

The Group intends to acquire the Zhaolou and Wanfu mining rights from the Parent Company to enable commencement of mining at the Zhaolou coal mine and eventually at the Wanfu coal mine. The acquisition of such mining rights will constitute a connected transaction for the Company insofar as the Parent Company remains a substantial shareholder of the Company at time of the transaction. The Company will make further announcements when it enters into any agreement with the Parent Company in relation to the acquisition of the mining rights of the Zhaolou and Wanfu coal mines.

Pursuant to the Supplemental Agreement, the Company has agreed with the Parent Company that if, after Completion, any of the following does not occur on or before 30 June 2006:

(a)	the receipt of all necessary approvals by Heze Neng Hua of the land use rights associated with the Zhaolou coal mine and its related facilities;

(b)	the receipt of all necessary approvals by the Parent Company in relation to the mining rights of the Zhaolou coal mine;

(c)	(where applicable in accordance with the Listing Rules) the approval from the Independent Shareholders of the Company at the time of the proposed acquisition of the Zhaolou coal mine mining rights from the Parent Company;

LETTER FROM THE BOARD

or any other factors resulting in the proposed acquisition of the Zhaolou coal mine mining rights from the Parent Company failing to occur, then the Company shall have the right to return the 95.67% equity interest in Heze Neng Hua to the Parent Company. Upon the exercise by the Company of its right, the Company shall return the Parent Company, the 95.67% equity interest in Heze Neng Hua and the Parent Company shall return the Company, within 30 days from the date of notice:

(i)	(a) the Purchase Price and (b) the net capital (if any) injected into Heze Neng Hua by the Company during the period; and

(ii)	in respect of the sum referred to in (a) and (b) in (i) above, a rate of compensation equivalent to 10% per annum (the rate of compensation on (a) shall be computed from the Completion Date whereas the rate of compensation on (b) shall be computed based on the timing of the capital injection).

The Company will make further announcements should the Company return the 95.67% equity interest in Heze Neng Hua to the Parent Company pursuant to the Supplemental Agreement.

INFORMATION ON HEZE NENG HUA

Overview of Heze Neng Hua

Heze Neng Hua was established by the Parent Company, Shandong Bureau of Coal Geology and Jinan Design & Research Institute, Ministry of Coal Industry, in October 2002 and has a registered capital of RMB600 million (or equivalent to approximately HK$563.38 million). The shareholding structure of Heze Neng Hua is as follows:

Name of shareholder	Capital contribution		Proportion of capital contribution
Yankuang Corporation Group Limited	RMB	574 million	95.67%

Shandong Bureau of Coal Geology	RMB	20 million	3.33%

Jinan Design & Research Institute, Ministry of Coal Industry	RMB	6 million	1.00%

Both Shandong Bureau of Coal Geology and Jinan Design & Research Institute are independent third parties not connected with the Company, its Directors or Supervisors or any associates of any of them.

The principal activities of Heze Neng Hua are to conduct the initial preparation of the coal mines at the Juye coalfield. Based on the financial audit conducted by Deloitte in accordance with PRC GAAP and IFRS, the total assets of Heze Neng Hua as at 30 April 2005 amounted to approximately RMB654.15 million (or equivalent to approximately HK$614.23 million) and RMB639.88 million (or equivalent to approximately HK$600.83 million) respectively. These relate principally to the current assets, fixed assets and the construction in progress of the Zhaolou coal mine. The Wanfu coal mine is in the feasibility planning stage and construction has not commenced.

LETTER FROM THE BOARD

Zhaolou Coal Mine

The Zhaolou coal mine, located at the central part of the Juye coalfield in Shandong Province, is approximately 22 km from Yuncheng County in the north and approximately 13 km from Juye County in the east. The coal mine has a surface area of 144.89 sq. km. The principal seam being targeted (seam No. 3) has an average seam depth of approximately 900 metres and a typical thickness of 7 to 9 metres. The planned annual production of Zhaolou coal mine is 3 million tonnes per annum.

The main types of coal that will be produced at the Zhaolou coal mine include 1/3 coking coal and gas-coal. The principal working seam contains coal products which are low in ash, sulphur and phosphorus, and high in volatile and specific energy.

The development of the Zhaolou coal mine includes the construction of a mine, a coal preparation plant and a coal transportation railway line. The development of the Zhaolou coal mine started in the beginning of 2004 with construction work commencing in 2005. Production is expected in December 2007. Total investment required for the development of the Zhaolou coal mine has been estimated by the Company to be approximately RMB1.5 billion (or equivalent to approximately HK$1.41 billion).

Wanfu Coal Mine

The Wanfu coal mine is situated in the southwestern part of Shandong Province and towards the southern part of the Juye coalfield. The coal mine has a surface area of approximately 129.86 sq. km. The coal mine has seams with an average thickness of approximately 9.11 m. The planned annual production capacity of the coal mine is 1.8 million tonnes per annum. The main types of coal products that will be produced consist mainly “fat” coal and 1/3 coking coal.

Juye Coalfield

The Juye coalfield is well served by an efficient transportation network and possesses advantages such as reliable electricity supply, well-developed telecommunications network, abundant water supply, good construction material supply channels and abundant labour force.

Reserves

The Company has engaged Minarco, an independent international firm of technical consultants, to review the reserves at Zhaolou. According to Minarco, the geological data for the Zhaolou coal mine has been collected to a standard that is equivalent to the best practices of the Australian coal industry. The coal resources and reserves, which have been calculated according to Chinese standards, have been reclassified by Minarco with JORC categories defined in the JORC Code.

LETTER FROM THE BOARD

On that basis, Minarco considers the Zhaolou seam No. 3 to contain 105.9 million tonnes of recoverable reserves and a further 208 million tonnes of inferred resources as follows:

Reserves and Resources	(million tonnes)
Recoverable Reserves	105.9
Inferred Resources	208.0

Minarco is of the view that additional exploration activities could provide more accurate reserve estimates and the possible reclassification of resources into reserves may increase reserve estimates of the Zhaolou coal mine.

Mining Method and Mine Life

The mining method to be used at the Zhoulou coal mine is the LTCC mining method. Minarco has reviewed the production design forecasts provided by the Company and has prepared the mine production forecast based upon adequate geological and geotechnical data and has taken into account the mining conditions and equipment selection of Zhaolou coal mine.

Based on the deployment of two longwalls and other planned design facilities, the production capacity of the coal mine could increase over time to reach 6 million tonnes of coal per annum. Based on the recoverable reserves of the coal mine of 105.9 million tonnes and production capacity of 6 million tonnes per annum, the projected mine life is 18 years. If additional indicated resources are identified and should inferred resources be upgraded to indicated resources, then the projected mine life may be extended.

Given that the Wanfu mine project is still in the feasibility planning stage, Minarco has not performed a review.

Financial information of Heze Neng Hua

As Heze Neng Hua has not commenced commercial production, the Board considers that no meaningful past trading record is available. Based on the financial audit conducted by Deloitte in accordance with PRC GAAP and IFRS, the net assets of Heze Neng Hua as at 30 April 2005 amounted to RMB600 million (or equivalent to approximately HK$563.38 million) and approximately RMB585.73 million (or equivalent to approximately HK$549.98 million) respectively. Included in the net assets of Heze Neng Hua is an amount of RMB228.6 million (or equivalent to approximately HK$214.65 million), being a prepayment by Heze Neng Hua to the Parent Company for exploration rights relating to the Zhaolou and Wanfu coal mines. Pursuant to the terms of the Supplemental Agreement, the prepayment described above shall be repaid by the Parent Company to Heze Neng Hua on Completion Date.

Pending Approvals

The NDRC has approved the construction of the Zhaolou coal mine and Heze Neng Hua now possesses the prerequisite conditions to apply for the land use rights of the Zhaolou coal mine and its related facilities. As at the Latest Practicable Date, Heze Neng Hua has not obtained the relevant land use rights associated with the Zhaolou coal mine and its related facilities.

LETTER FROM THE BOARD

As discussed in the section entitled “Further Terms of the Supplemental Agreement”, the Parent Company, under the terms of the Supplemental Agreement, has undertaken to assist Heze Neng Hua in the application for the relevant Zhaolou coal mine land use rights.

The Zhaolou coal mine is in the construction stage while the Wanfu coal mine is still in the feasibility planning stage. Both mines have not commenced commercial production. The Board is of the view that such approvals and the application required represent normal course of business in relation to construction projects of this nature. The Board does not foresee any impediment in the receipt of such approvals and the subsequent sale of such mining rights by the Parent Company to the Company.

FINANCIAL IMPACT OF THE ACQUISITION

Funding of the Acquisition

The amount of RMB10.01 million, being the difference between the Purchase Price and the down payment amount of RMB574 million, is intended to be funded by the Company’s existing cash balance.

The Board expects an additional investment of approximately RMB1.2 billion (or equivalent to approximately HK$1.13 billion) (excluding mining rights investment and expenses associated with the application of land use rights) in order to bring the Zhaolou coal mine to commercial production. The Board does not expect the total investment for the Wanfu coal mine to exceed RMB1.5 billion (or equivalent to approximately HK$1.41 billion). The Parent Company is currently seeking approval from the relevant authorities for the grant of the mining rights for the Zhaolou coal mine. The Group intends to acquire the mining rights and obtain the land use rights associated with the Zhaolou and Wanfu coal mines at prices determined by independent valuation.

The Board expects to finance the required investments in the Zhaolou and Wanfu coal mines using the Company’s existing cash balance.

Earnings Impact of the Acquisition

The Board believes the Acquisition and the subsequent acquisition of the mining rights of the Zhaolou and Wanfu coal mines will add to the coal reserves of the Company and, on the assumption that there is no material change in the economic or market conditions in the PRC, the profitability of the Group will be enhanced.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering costs of its existing operations; and (iv) increasing sales of high quality coal and actively pursuing new geographical segments.

LETTER FROM THE BOARD

The Board believes that the Purchase Price and the terms of the Acquisition Agreement and the Supplemental Agreement are fair and reasonable insofar as the Company and the Shareholders are concerned and the Board considers the Acquisition is in the interests of the Company due to the following:

(a)	the Acquisition is consistent with the Company’s message to the Shareholders to develop new coal mine projects in Shandong Province;

(b)	the Acquisition is in line with the Company’s strategy of expanding its core businesses. The Acquisition is expected to increase the size and scale of the Company and create a platform for further growth opportunities, particularly in export markets;

(c)	the Juye coalfield is the only undeveloped coalfield in Shandong Province and the coal resource in the Zhaolou and Wanfu coal mines contain prime quality 1/3 coking coal and gas coal, supply of which are tight in the markets;

(d)	the Acquisition will expand the Company’s reserve base of high quality coal and will provide the Company with further opportunity to exploit its LTCC technology;

(e)	the Acquisition represents an efficient utilisation of the Company’s cash resources; and

(f)	the Acquisition enables the Company to speed up the construction of the two coal mines and allows the Company to have control over the construction quality associated with the two mines.

INFORMATION ON THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-surphur coal, which are suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company is a State wholly-owned enterprise with a registered capital of RMB3,090.336 million and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. As at the date of this circular, the Parent Company is the controlling shareholder of the Company, holding 1,670,000,000 domestic shares of the Company, representing 54.33% of the total share capital of the Company and hence a connected person of the Company.

ON-GOING CONNECTED TRANSACTIONS

Assuming that the Acquisition will be completed, Heze Neng Hua, being a subsidiary of the Company immediately after the Completion, will enter into certain on-going connected transactions with the Parent Company, which will be added to the materials and services supply agreement (which was supplemented by a supplemental agreements) entered into between the Company and the Parent Company on 17 October 1997 (together with the supplemental agreement, the “Agreement”).

LETTER FROM THE BOARD

The Hong Kong Stock Exchange has granted a conditional waiver to the Company on 11 July 2003 from strict compliance with the requirements of disclosure and approval as stipulated in the Listing Rules in respect of the connected transactions under the Agreement. Such waiver is conditional on, inter alia, the upper limit of the aggregate value of connected transactions relating to the provision of materials and services by the Parent Company to the Company not exceeding 26% of the Company’s audit consolidated net sales in the immediate preceding financial years.

The Company expects that the additional connected transactions between Heze Neng Hua and the Parent Company will not exceed the upper limit of the aggregate value of the connected transactions relating to the provision of materials and services by the Parent Company to the Company.

The Company understands that any excess over the upper limit of the aggregate value of the connected transactions (as set out by the Hong Kong Stock Exchange in its conditional waiver dated 11 July 2003 granted to the Company) relating to the provision of materials and services by the Parent Company to the Company will be subject to the requirements of the Listing Rules.

RECOMMENDATIONS

The Independent Board Committee, having considered the interests of the Independent Shareholders and the advice of CLSA, considers that the terms of the Acquisition Agreement and Supplemental Agreement are fair and reasonable. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition Agreement and Supplemental Agreement and the steps required on the part of the Company to implement the Acquisition at the EGM.

EXTRAORDINARY GENERAL MEETING

The Acquisition is subject to the approval of the Independent Shareholders at the EGM to be convened and the Parent Company and its associates will abstain from voting at the EGM.

A notice of EGM is set out on pages 52 to 54 of this circular. A form of proxy and a reply slip are also enclosed. Please refer to the notice of EGM for further details of the resolutions and carefully read the instructions printed on the enclosed form of proxy and reply slip.

GENERAL

Your attention is drawn to the letter from CLSA on pages 19 to 34 and the further information set out in the Appendices.

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Registered office:

298 South Fushan Road
Zoucheng
Shandong Province
PRC
Postal Code: 273500

Principal place of business in Hong Kong:

Rooms 805-808
Alexandra House
16-20 Chater House
Hong Kong

30 June 2005

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTERESTS IN HEZE NENG HUA

We refer to the circular of the Company to the Shareholders dated 30 June 2005 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the Acquisition is in the interests of the Company and whether the terms of the Acquisition Agreement and the Supplemental Agreement are fair and reasonable.

CLSA has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee regarding the terms of the Acquisition Agreement and the Supplemental Agreement. Details of CLSA’s advice, together with the principal factors taken into consideration in arriving at such advice, are set out in its letter on pages 19 to 34.

Your attention is also drawn to the letter from the Board set out on pages 5 to 16 and the additional information set out in the Appendices.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Acquisition Agreement and the Supplemental Agreement and having considered the interests of the Independent Shareholders and the advice of CLSA, we consider that the terms of the Acquisition Agreement and Supplemental Agreement are fair and reasonable. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions approving the Acquisition Agreement and Supplemental Agreement and the steps required on the part of the Company to implement the Acquisition.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Pu Hongjiu	Cui Jianmin
Wang Xiaojun	Wang Quanxi
Independent Board Committee

LETTER FROM CLSA

30 June 2005

To the Independent Board Committee

and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

CONNECTED TRANSACTION

ACQUISITION OF 95.67% EQUITY INTEREST IN YANMEI HEZE NENG HUA

INTRODUCTION

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited (“CLSA”) has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition, details of which are contained in the circular dated 30 June 2005 (the “Circular”) issued by the Company to its Shareholders, is on normal commercial terms, in the ordinary and usual course of the business of the Group, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

This letter has been prepared for inclusion in the Circular. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules and, pursuant to the provisions thereof, is subject to, among other things, approval by the Independent Shareholders at the Extraordinary General Meeting.

In formulating our opinion with regard to the Acquisition, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Acquisition and to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for

LETTER FROM CLSA

our advice. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Acquisition. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and its representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Company. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information publicly available to us, as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to completion of the Acquisition that, if known to us at the time we rendered our opinion, would have altered our opinion.

In addition, our opinion is also subject to the following qualifications:

a)	We are instructed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition. As such, the scope of our review, and consequently, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Acquisition from any other point of view;

b)	We do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Acquisition are or might be available from any independent third parties, nor as to whether any independent third parties might offer similar transactions;

c)	It is not possible to confirm whether or not the Acquisition is in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Acquisition in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

d)	In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition and necessarily circumstances thereof in connection with the Acquisition only, and not in connection with any other business plan, strategy or transaction, past of present, with regard to the Company or the Group as a whole, which falls beyond the scope of our opinion in connection with the Acquisition;

LETTER FROM CLSA

e)	We express no opinion as to whether the Acquisition will be completed nor whether it will be successful;

f)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

g)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

h)	We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is licensed by the Hong Kong Securities and Futures Commission to carry out types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration, inter alia, each of the following principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1.	Background of the Acquisition

On 28 April 2005, the Company announced that the Company had, on 16 November 2004, entered into the Acquisition Agreement with the Parent Company. Pursuant to the Acquisition Agreement, the Company conditionally agreed to purchase the 95.67% equity interest in Heze Neng Hua held by the Parent Company at a base transfer price of RMB574 million, subject to adjustments based on financial audit and asset appraisal of Heze Neng Hua. Pursuant to the Circular, the principal activities of Heze Neng Hua are to conduct the initial preparation of coal mines at the Juye coalfield.

As announced by the Company on 28 April 2005, the Company paid a down payment of RMB574 million, being the base transfer price under the Acquisition Agreement, to the Parent Company pursuant to the Acquisition Agreement. We understand from the Company that such down payment was paid to the Parent Company on 15 December 2004.

LETTER FROM CLSA

On 30 June 2005, the Board announced that the Company and the Parent Company had entered into the Supplemental Agreement, pursuant to which the consideration for the Acquisition has been determined to be RMB584.01 million, based on the value of the 95.67% equity interest in Heze Neng Hua appraised by Zheng Yuan, an independent PRC valuer. Under the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the mining rights associated with the Zhaolou coal mine and Wanfu coal mine, being the two coal mines located in the Juye coalfield, within twelve months from the respective date on which such mining rights are obtained by the Parent Company.

In the announcement made by the Company on 28 April 2005, the Company acknowledged that it had not made an announcement in a timely manner and was not in compliance with the Hong Kong Listing Rules in respect of the Acquisition.

Details of the Acquisition are set out in the Letter from the Board contained in the Circular.

2.	Information on Heze Neng Hua

As described in the Circular, Heze Neng Hua was established in 2002 and has a registered capital of RMB600 million. It is owned as to 95.67% by the Parent Company, as to 3.33% by Shandong Bureau of Coal Geology and as to 1.00% by Jinan Design & Research Institute, Ministry of Coal Industry . The principal activities of Heze Neng Hua are to conduct the initial preparation of the two coal mines in the Juye coalfield, namely the Zhaolou coal mine and the Wanfu coal mine. As at the Latest Practicable Date, the Zhaolou coal mine is at the construction stage while the Wanfu coal mine is still at the feasibility study stage and construction has not commenced.

As described in the Circular, the Zhaolou coal mine, located at the central part of the Juye coalfield in Shandong Province, has a surface area of 144.89 sq. km. The principal seam being targeted (seam no. 3) has an average seam depth of approximately 900 metres and a typical thickness of 7 to 9 metres. According to Minarco, an independent technical consulting firm, the Zhaolou coal mine contains 105.9 million tonnes of recoverable reserves and 208 million tonnes of inferred resources. Minarco is of the view that additional exploration activities could provide more accurate reserves estimates and the possible reclassification of resources into reserves may increase reserve estimates of the Zhaolou coal mine.

We understand from the Company that the designed annual production capacity of the Zhaolou coal mine is 3 million tonnes per annum and the Company expects that the actual annual production capacity of the Zhaolou coal mine will increase gradually to reach 6 million tonnes per annum after the coal mine commences commercial production. Based on the recoverable reserves of the coal mine of 105.9 million tonnes and an annual production capacity of 6 million tonnes, the projected mine life is 18 years. The main types of coal produced at the Zhaolou coal mine include 1/3 coking coal and gas-coal. The development of the Zhaolou coal mine includes the construction of a mine, a coal preparation plant and a coal transportation railway line. The development of the Zhaolou coal mine started to commence in the beginning of 2004, with construction work commencing in 2005. Production is expected in December 2007. Total investment required for the development of the Zhaolou coal mine has been estimated by the Company to be approximately RMB1.5 billion.

LETTER FROM CLSA

As stated in the Circular, the Wanfu coal mine is situated in the southwestern part of Shandong Province and towards the southern part of the Juye coalfield. The coal mine has a surface area of approximately 129.86 sq. km. The coal mine has seams with an average thickness of approximately 9.11 metres. The planned annual production capacity of the coal mine is 1.8 million tones per annum. The main types of coal products that will be produced comprise “fat” coal and 1/3 coking coal. Construction on the Wanfu coal mine has not commenced.

As at the Latest Practicable Date, Heze Neng Hua has not commenced any commercial production and the Board believes that no meaningful past trading record is available. Based on the financial audit conducted by Deloitte in accordance with PRC GAAP and IFRS, the assets of Heze Neng Hua as at the Valuation Date comprised mainly property, plant and equipment (or construction-in-progress), an amount of RMB228.6 million, being a prepayment made by Heze Neng Hua to Shandong Bureau of Coal Geology on behalf of the Parent Company for exploration rights related to Zhaolou and Wanfu coal mines, and current assets mainly in the form of bank deposits and cash. Pursuant to the terms of the Supplemental Agreement, the aforementioned RMB228.6 million prepayment shall be repaid by the Parent Company to Heze Neng Hua on the Completion Date.

We note from the Circular that, as at the Latest Practicable Date, Heze Neng Hua does not own or lease any exploration rights or mining rights. As noted in the Circular, the exploration rights in relation to the Zhaolou coal mine and the Wanfu coal mine are currently held by the Parent Company. We further understand from the Company that it is not feasible for the Company to purchase the exploration rights relating to the Zhaolou coal mine from the Parent Company at the current stage because the Parent Company has already started the process of seeking approval from the Provincial Department of Land and Resources for the Zhaolou mining rights. Pursuant to the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the mining rights of the Zhaolou coal mine and Wanfu coal mine within twelve months from the respective date on which such mining rights are obtained by the Parent Company. King & Wood, the Company’s PRC legal counsel, has confirmed that despite the fact that Heze Neng Hua does not have the relevant exploration or mining rights, the construction of the Zhaolou coal mine and other preparatory activities with regard to the Zhaolou coal mine and the Wanfu coal mine currently undertaken by Heze Neng Hua are not in violation of PRC laws and regulations.

As noted in the Circular, as at the Latest Practicable Date, Heze Neng Hua has not obtained the relevant land use rights associated with the Zhaolou coal mine and its related facilities. The NDRC has approved the construction of the Zhaolou coal mine and Heze Neng Hua now satisfies the prerequisite conditions to apply for the land use rights of the Zhaolou coal mine and its related facilities. Pursuant to the Supplemental Agreement, the Parent Company has undertaken to assist Heze Neng Hua in applying for the relevant land use rights associated with the Zhaolou coal mine and its related facilities. We note that the Board is of the view that such approvals and the application required represent the normal course of business activities in relation to construction projects of this nature. As described in the Circular, the Board does not foresee any impediment to the application and receipt of such approvals. King & Wood, the Company’s PRC legal counsel, is also of the opinion that there exists no legal impediment to Heze Neng Hua obtaining such rights.

LETTER FROM CLSA

3.	Rationale for the Acquisition

As stated in the Circular, the Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering costs of its operations and (iv) increasing sales of high quality coal and actively pursuing new geographical segments.

We have noted from the Circular that the Board considers that the Acquisition is in the interests of the Company due to the following:

a)	the Acquisition is consistent with the Company’s message to the Shareholders that it will continue to develop new coal mine projects in Shandong Province;

b)	the Acquisition is in line with the Company’s strategy of expansion of its core businesses. The Acquisition is expected to increase the size and scale of the Company and create a platform for further growth opportunities, particularly in export markets;

c)	the Juye coalfield is the only undeveloped coalfield in Shandong Province and the coal resources in Zhaolou and Wanfu coal mines consist of prime quality 1/3 coking coal and gas coal, the supply of which are currently tight in markets;

d)	the Acquisition will expand the Company’s reserve base of high quality coal and will provide the Company with further opportunities to exploit its LTCC mining technology;

e)	the Acquisition represents an efficient utilisation of the Company’s cash resources; and

f)	the Acquisition will enable the Company to speed up the construction of the two coal mines and allow the Company to have control over the construction quality associated with the two coal mines.

We have also noted from the Circular that the Acquisition is consistent with the undertakings of the Parent Company to the Company in 1997. As set out in the Circular, pursuant to the restructuring agreement dated 17 October 1997 between the Company and the Parent Company, the Parent Company has undertaken to inform the Company of all possible opportunities in respect of any future acquisition, development and construction of coal mines which may result in competition with the Company and to carry out such opportunities in accordance with the terms agreed with the Company and with respect to the exploitation of resources at the Juye coalfield, the Parent Company has undertaken that if it enters into a joint venture project for exploitation of the Juye coalfield which is or is likely to be in direct or indirect competition with the business of the Company, the rights and obligations of the Parent Company will be assumed by the Company and the Parent Company will, on behalf of and in consultation with the Company, continue to negotiate the terms of the project. The Directors believe that the establishment of Heze Neng Hua by the Parent Company, the subsequent transfer of the 95.67% equity interest in Heze Neng Hua by the Parent Company to the Company and the irrevocable undertaking of the Parent Company that the Group shall have the right to purchase the Zhaolou and Wanfu mining rights in the future are in accordance with the Parent Company’s undertakings to the Company prior to the Company’s IPO.

LETTER FROM CLSA

We note that the rationale for the Acquisition as stated in the Circular will hold only if, among others, the Group is subsequently able to obtain the land use rights and acquire the mining rights relating to the Zhaolou coal mine.

4.	Basis of Consideration

As stated in the Letter from the Board contained in the Circular, the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The Purchase Price, which is based on the valuation of Heze Neng Hua as conducted by Zheng Yuan, an independent PRC valuer, is RMB584.01 million or approximately HK$548.37 million. As the table below shows, the Purchase Price represents 101.74% and 104.22% of the net asset value attributable to the 95.67% equity interest in Heze Neng Hua audited by Deloitte based on PRC GAAP and IFRS respectively.

RMB Million April 30 2005	Net Asset Value Audited by Deloitte Based on PRC GAAP	Net Asset Value Audited by Deloitte Based on IFRS	Appraised Value by Zheng Yuan
100%	600.00	585.73	610.44
Of Which, 95.67%	574.02	560.37	584.01
% Purchase Price over Attributable Net Asset Value or Appraised Value	101.74%	104.22%	100.00%

The Board believes that the Purchase Price and the terms and conditions of the Acquisition Agreement and the Supplemental Agreement are fair and reasonable insofar as the Company and the Shareholders are concerned.

Taking into account the above, we are of the view that the basis of determination of the consideration is fair and reasonable.

5.	Financing of the Acquisition

We understand from the Company that the RMB574 million down payment has been financed by the Company’s existing cash balance, and as stated in the Circular, the difference between the Purchase Price and the RMB574 million down payment made by the Company to the Parent Company, in the amount of RMB10.01 million, is also intended to be funded by the Company’s existing cash balance. The Board expects that an additional investment of approximately RMB1.2 billion (excluding mining rights investment and expenses associated with the application of land use rights) is required for the development of the Zhaolou coal mine. The Board does not expect the total investment for the Wanfu coal mine to exceed RMB1.5 billion. The Parent Company is currently seeking approval from the relevant authorities for the grant of the mining rights for the Zhaolou coal mine. The Group intends to acquire the mining rights and obtain the land use rights associated with the Zhaolou and Wanfu coal mines at prices determined by independent valuation. The Board expects to finance the required investments in the Zhaolou and Wanfu coal mines from the Company’s existing cash balance.

LETTER FROM CLSA

We note that, as stated in the Company’s 2004 annual report, as at 31 December 2004, the Company had a bank and cash balance of RMB5,217 million. Such balance was after the down payment of the base transfer price of RMB574 million which was made on 15 December 2004. Accordingly, save for any material adverse change to the Company’s financial condition, the payment of the additional amount of RMB10.01 million as described above, will have an immaterial impact on the Company’s financial position.

6.	Conditions Precedent of the Acquisition

As stated in the Circular, completion of the Acquisition will be based on the fulfillment of the following conditions:

a)	all necessary approvals having been obtained by the Company and the Parent Company from the relevant PRC authorities in respect of the Acquisition;

b)	approval of the Acquisition by the Independent Shareholders at the EGM;

c)	there being no material adverse change in the business operations and performance of Heze Neng Hua as at the Completion Date; and

d)	all of the representations, warranties and undertakings by the Parent Company and the Company under the Acquisition Agreement and the Supplemental Agreement remaining true, accurate, complete and effective on the Completion Date.

In the event that condition (b) is not fulfilled (i.e., the approval by the Independent Shareholders is not obtained at the EGM), the Company shall be entitled to terminate the Acquisition, in which event the down payment shall be returned to the Company by the Parent Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from the date of such non-approval. In the event that any other of the conditions above are not fulfilled prior to 31 December 2005, the Company shall be entitled to terminate the Acquisition, in which event the RMB574 million down payment made by the Company to the Parent Company shall be returned to the Company with compensation based on the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from 31 December 2005. Further announcements will be made when Completion takes place or if the above conditions are not fulfilled.

On Completion, the Company shall pay to the Parent Company the difference between the Purchase Price and the down payment of RMB574 million, i.e., RMB10.01 million, the statutory procedures with respect to the Acquisition shall be completed, and the Parent Company shall repay Heze Neng Hua an amount of RMB228.6 million, being the prepayment made by Heze Neng Hua to Shandong Bureau of Coal Geology on behalf of the Parent Company for the acquisition of the exploration rights relating to the Zhaolou and Wanfu coal mines. King & Wood, the Company’s PRC legal advisers, advise that in the event that the Parent Company fails to repay in full the amount of RMB228.6 million to Heze Neng Hua on the Completion Date, the Company would be entitled to institute legal proceedings against the Parent Company, but would not be entitled to elect not to complete the Acquisition or to terminate the Acquisition Agreement or the Supplemental Agreement.

LETTER FROM CLSA

7.	The Group’s Right to Purchase Mining Rights in Connection with Heze Neng Hua

As noted in the Circular, the exploration rights in connection with the Zhaolou coal mine and Wanfu coal mine are currently held by the Parent Company. The Parent Company is currently seeking approval from the Provincial Department of Land & Resources for the grant of the mining rights relating to the Zhaolou coal mine.

Pursuant to the Supplemental Agreement as described in the Circular, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the Zhaolou and Wanfu mining rights from the Parent Company within twelve months from the respective date on which such mining rights are obtained by the Parent Company, based on valuations conducted by independent qualified PRC valuers and endorsed by the applicable PRC government authorities. Insofar as the Parent Company remains a substantial shareholder of the Company at the time of the transaction, the acquisition of such mining rights will constitute a connected transaction for the Company which is subject to the approval of, among others, the Independent Shareholders.

8.	Circumstances in Which the Acquisition Can be Reversed After Completion of the Acquisition

Pursuant to the Supplemental Agreement as described in the Circular, the Company has agreed with the Parent Company that if, after Completion, any of the following does not occur on or before 30 June 2006:

(a)	the receipt of all necessary approvals by Heze Neng Hua of the land use rights in relation to the Zhaolou coal mine and its related facilities;

(b)	the receipt by the Parent Company of the mining rights of the Zhaolou coal mine; and

(c)	(where applicable in accordance with the Listing Rules) the receipt of approval from the Independent Shareholders of the Company at the time of the proposed acquisition of mining rights relating to the Zhaolou coal mine from the Parent Company, or any other factors resulting in the proposed acquisition of the Zhaolou mining rights failing to occur, then the Company shall have the right to re-transfer the 95.67% equity interest in Heze Neng Hua to the Parent Company, in which case the Parent Company shall return to the Company, within 30 days from the date of the issue of notice by the Company for the re-transfer of the 95.67% equity interest in Heze Neng Hua:

(i)	(a) the Purchase Price and (b) the net capital injection (if any) in Heze Neng Hua made by the Company during the period; and

(ii)	in respect of the sums referred to in (a) and (b) above, such additional amount as would result in the Company achieving a rate of compensation equivalent to 10% per annum on such sums (calculated from the Completion Date in respect of (a), and, in the case of (b), calculated from the date of any such contributions).

LETTER FROM CLSA

9.	Valuation of the Acquisition

Given the importance of mining rights to a mining venture, valuation methodologies commonly used for the valuation of the acquisition of an asset or a business venture, such as the discounted cash flow (“DCF”) analysis, the comparable company trading analysis, and/or the comparable transaction analysis, may not be as applicable or as meaningful as otherwise they would be, in the case of the valuation of the Acquisition because the Acquisition as described in the Circular does not include the mining rights in connection with Zhaolou coal mine or Wanfu coal mine, and it is not possible to assume the value of the mining rights with a high degree of reliability at the current stage.

In arriving at our opinion as to whether the proposed Acquisition is fair and reasonable and in the interests of the Company and the Shareholders as a whole, we have adopted the following approaches:

Valuation of the Acquisition in Isolation

As stated in the Circular, pursuant to the Acquisition Agreement and Supplemental Agreement, the Acquisition of the 95.67% equity interest in Heze Neng Hua is based on an Acquisition Price of RMB584.01 million, which is equal to the value appraised by Zheng Yuan, an independent PRC valuer. This represents a price to appraised value ratio of 1x. The Purchase Price represents 101.74% and 104.22% of the net asset value attributable to 95.67% equity interest audited by Deloitte based on PRC GAAP and IFRS respectively. Pursuant to the Interim Measures on the Management of Transfer of the State-owned Property Rights of Enterprises effective from February 1 2004, the consideration for the transfer of State-owned shares shall be based on the value appraised by a qualified valuer which shall further be endorsed by or filed with the relevant PRC government regulatory bodies (in the case of the Acquisition, the Provincial SASAC), Should the consideration for the share transfer be below 90% of the appraised value, the transaction cannot proceed without prior consent from the relevant PRC authorities. The Acquisition Price, which is based on the appraised value, is in line with our understanding of the above PRC regulation.

Set out below is a list of selected asset injection transactions from Chinese parent companies to their Hong Kong-listed subsidiaries since 2003 where sufficient data are publicly available. As the table suggests, the price to appraised value ratio of the Acquisition is in line with those of these transactions.

Selected Asset Injections & Connected Transactions of

Chinese Companies Listed in Hong Kong Since 2003

Date of Announcement	Seller	Buyer	Target	Price/PRC Appraisal Value
				(times)
15 Nov. 2004	Guangzhou Railway Group Yang Cheng Railway Company	Guangshen Railway	The railway transportation business between Guangzhou and Pingshi operated by the seller and all the assets and liabilities related to the business	1.00

LETTER FROM CLSA

Date of Announcement	Seller	Buyer	Target	Price/PRC Appraisal Value
				(times)
12 Nov. 2004	China Southern Air Holding Company	China Southern Airlines Company	Certain airline operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group	1.00

1 Nov. 2004	Sinopec Group and its subsidiaries	Sinopec Corp.	Petrochemical, catalyst and gas station assets from Sinopec Group and its subsidiaries	1.09

26 Oct. 2004	Huaneng Group	Huaneng Power International	60% shareholding in Sichuan Hydro Power and 65% shareholding in Pingliang Power Plant	1.01

5 June 2003	Huaneng Group	Huaneng Power International	55% shareholding in Qinbei Power Plant, 60% shareholding in Yushe PowerPlant, and the entire assets and liabilities of Xindian Power Plant	1.02

9 May 2003	China Huadian	Shandong International Power Development	80% equity interest in Sichuan Guangan Power Generation Company	1.00

			Average:	1.02

Sources: Company circulars published on the Hong Kong Stock Exchange website.

Please note the above valuation is necessarily based on, amongst others, the appraisal and financial audit of Heze Neng Hua. We have noted that, as per the audit report of Deloitte based on IFRS, as at 30 April 2004, the assets of Heze Neng Hua comprise mainly of RMB279.04 million construction-in-progress (on rented land under operating leases) and RMB228.6 million representing a pre-payment made by Heze Neng Hua to Shandong Bureau of Coal Geology on behalf of the Parent Company for the acquisition of exploration rights of Wanfu Coal Ming and Zhaolou coal mine. As described in the valuation reports conducted by Sallmans contained in the Circular, as at the Valuation Date, Heze Neng Hua’s property, machinery and equipment was valued at RMB284.93 million, of which RMB18.27 million represented land, various buildings and structures.

We have noted in the Circular that Heze Neng Hua, as at the Latest Practicable Date, neither owns any exploration rights or mining rights, nor any land use rights.

We have noted in the Circular that the Parent Company has already started the process of seeking approval for the mining rights relating to the Zhaolou coal mine from the Provincial Department of Land & Resources. Pursuant to the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have to right to purchase the mining

LETTER FROM CLSA

rights of the Zhaolou coal mine and Wanfu coal mine, based on values appraised by independent qualified PRC valuers and endorsed by the applicable PRC government authorities, within 12 months from the respective date on which such mining rights are obtained by the Parent Company.

The NDRC has approved the construction of the Zhaolou coal mine and, based on the opinion of King & Wood, the Company’s PRC legal counsel, Heze Neng Hua now satisfies the prerequisite conditions to apply for the land use rights of the Zhaolou coal mine and its related facilities. Pursuant to the Supplemental Agreement, the Parent Company has undertaken to assist Heze Neng Hua in applying for the relevant the Zhaolou coal mine land use rights. We note that the Board is of the view that such approvals and the application required represent normal course of business in relation to construction projects of this nature. As described in the Circular, the Board does not foresee any impediment to the application and receipt of such approvals. King & Wood, the Company’s PRC legal counsel, is also of the opinion that there exists no legal impediment to the Heze Neng Hua obtaining such rights.

Pursuant to the Supplemental Agreement described in the Circular, if Heze Neng Hua fails to obtain the land use rights relating to the Zhaolou coal mine and its related facilities by 30 June 2006, or if the Parent Company fails to obtain all necessary approvals by 30 June 2006 in relation to the mining rights of Zhaolou coal mine which the Parent Company has irrevocably undertaken that the Group shall have the right to purchase, the Company shall have the right to re-transfer the 95.67% equity interest in Heze Neng Hua to the Parent Company which shall return to the Company the Purchase Price and the net capital (if any) injected into Heze Neng Hua by the Company during the period plus an additional amount to be calculated so as to provide a rate of compensation equivalent to 10% per annum on such sums.

Shareholders’ attention is drawn to the fact that, as advised by King & Wood, pursuant to the Acquisition Agreement and the Supplemental Agreement, if the Parent Company fails to repay to Heze Neng Hua the entire aforementioned RMB228.6 million pre-payment on the Completion Date, the Company would be entitled to institute legal proceedings against the Parent Company for breach of contract, but would not be entitled to elect not to complete the Acquisition or to terminate the Acquisition Agreement or the Supplemental Agreement.

In the event that Heze Neng Hua fails to obtain either mining rights or land use rights in connection with the Zhaolou coal mine in due course, or if the Parent Company fails to repay Heze Neng Hua the aforementioned RMB228.6 million pre-payment, and in the event that the Company fails to terminate the Acquisition, or fails to recover the loss or damage (if any) caused after instituting legal proceedings against the Parent Company for breach of contract, or fails to re-transfer to the Parent Company the 95.67% equity interest in Heze Neng Hua pursuant to the Acquisition Agreement and the Supplemental Agreement, the above analysis on the valuation of the Acquisition in isolation would no longer be supportable.

LETTER FROM CLSA

Valuation of the Acquisition in Association with the Acquisition of Zhaolou Mining Rights

Scenario One – the Group subsequently acquires the Zhaolou mining rights pursuant to the Supplemental Agreement:

Pursuant to the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have to right to purchase the mining rights of the Zhaolou coal mine and Wanfu coal mine, based on valuations conducted by independent qualified PRC valuers and endorsed by the applicable PRC government authorities, within 12 months from the respective date on which such mining rights are obtained by the Parent Company. As confirmed by King & Wood, pursuant to Article 39.1 and Article 43.1 of Interim Regulation on the Management of Mineral Rights Assignment and Transfer

( , November 1 2000), the appraised value of the mining rights shall be the minimum transfer price for transfer of State-owned mining rights. Hence the consideration for the transfer of the Zhaolou and Wanfu mining rights in the future, if based on the appraised value, will represent the minimum level acceptable to the PRC government authorities.

We are of the view that the Acquisition and the subsequent acquisition of the Zhaolou mining rights constitute two parts of one entire transaction and the implied price to appraised value ratio for the whole transaction is 1x (ignoring time value of money). The implied price to appraised value ratio is again in line with those of the transactions listed in the table above.

We understand from the Company that Scenario One as discussed above is the most likely scenario in the future (provided that, amongst others, the approval from Independent Shareholders for the subsequent acquisition of the Zhaolou mining rights is obtained in due course) given that the acquisition of the Zhaolou mining rights is in line with the Company’s strategy and that, pursuant to the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the mining rights of the Zhaolou coal mine within 12 months from the respective date on which such mining rights are obtained by the Parent Company. In the event that the subsequent acquisition of the Zhaolou mining rights fails to occur, the Company can take appropriate legal steps to enforce its rights under the Supplemental Agreement to unwind the Acquisition. Evaluation of such downside protection is set out in Scenario Two as discussed below.

Scenario Two – the Group fails to acquire the Zhaolou mining rights:

As noted in the Circular, pursuant to the Acquisition Agreement and the Supplemental Agreement, should certain situations arise, including but not limited to failure of Heze Neng Hua to obtain the land use rights or failure of the Parent Company to obtain the mining rights of the Zhaolou coal mine by 30 June 2006, the Company shall have the right to re-transfer the 95.67% equity interest in Heze Neng Hua to the Parent Company, in which case the Parent Company shall return to the Company, within 30 days from the date of the issue of notice by the Company for the re-transfer of the 95.67% equity interest in Heze Neng Hua (i) (a) the Purchase Price and (b) the net capital injection (if any) in Heze

LETTER FROM CLSA

Neng Hua made by the Company during the period; and (ii) in respect of the sums referred to in (a) and (b) above, such additional amount as would result in the Company achieving a rate of compensation equivalent to 10% per annum on such sums (calculated from the Completion Date in respect of (a), and, in the case of (b), calculated from the date of any such contributions). Should the Company decide to exercise the above-mentioned rights, it would be able to earn an annualised return or compensation of 10% on the Purchase Price as well as any additional net capital injected into Heze Neng Hua. This translates into an implied price to earnings ratio (“P/E ratio”) of 10 times, without taking into account any tax complications. As the table below indicates, major international coal stocks currently trade at 19.0x, 13.3x and 9.1x their 2004 historical earnings and 2005 and 2006 forecast earnings respectively, based on a median basis, and at 27.7x, 15.3x and 9.9x their 2004 historical earnings and 2005 and 2006 forecast earnings respectively, based on a simple average basis. The implied P/E ratio under Scenario Two, in our opinion, is fair and reasonable, taking into considerations the above-cited market comparables.

Major International Coal Stocks

Company	Country	Market Cap (US$ million)	Financial Year End	P/E Ratio, 2004	P/E Ratio, 2005E	P/E Ratio, 2006E	Price to Book Ratio
COAL & ALLIED IN	AUSTRALIA	2,661	Dec	31.1	9.4	9.4	3.8
MACARTHUR COAL	AUSTRALIA	898	June	88.1	23.9	6.5	6.5
CENTENNIAL COAL	AUSTRALIA	727	June	16.1	24.2	8.1	2.5
CHINA SHENHUA-H	CHINA	17,274	Dec	13.5	8.6	—	4.8
YANZHOU COAL-H	CHINA	3,891	Dec	9.9	7.4	7.6	2.1
XSTRATA PLC	SWITZERLAND	12,041	Dec	11.4	7.7	8.1	1.8
BANPU PUB CO LTD	THAILAND	992	Dec	9.1	—	—	1.7
PEABODY ENERGY	UNITED STATES	6,639	Dec	32.1	17.1	13.7	3.7
CONSOL ENERGY	UNITED STATES	4,739	Dec	27.8	16.7	11.8	8.9
ARCH COAL INC	UNITED STATES	3,392	Dec	55.7	28.9	14.2	3.1
ALLIANCE RESOURCE	UNITED STATES	1,330	Dec	17.5	11.2	10.8	16.8
WESTMORELAND COAL	UNITED STATES	162	Dec	20.5	13.3	8.8	3.6

	Median			19.0	13.3	9.1	3.6

	Average			27.7	15.3	9.9	4.9

Source: Bloomberg, June 27 2005

From the analyses above, we are of the opinion that the valuation of the Acquisition is fair and reasonable from a financial point of view insofar as the Independent Shareholders as a whole are concerned.

LETTER FROM CLSA

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

a)	the Board’s view that the Acquisition is in line with the Company’s strategy to sustain long-term earnings growth by, among others, acquiring or investing in newly developed mines and increasing sales for high quality coal and actively pursuing new geographical segments;

b)	the representation made by the Board that (i) the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms, and (ii) the Purchase Price and the terms and conditions of the Acquisition Agreement and the Supplemental Agreement are fair and reasonable insofar as the Company and the Shareholders are concerned;

c)	based on our analysis, the price to appraised value ratio of the Acquisition is in line with that of past asset injection transactions from Chinese parent companies to their Hong Kong listed subsidiaries since 2003 where sufficient data is publicly available;

d)	the Parent Company’s irrevocable undertaking that the Group shall have the right to purchase the mining rights of the Zhaolou coal mine and Wanfu coal mine, based on values appraised by independent qualified PRC valuers and endorsed by the applicable PRC government authorities, within 12 months from the respective date on which such mining rights are obtained by the Parent Company;

e)	the ability of the Company to terminate the Acquisition, or to institute legal proceedings against the Parent Company for breach of contract, or re-transfer to the Parent Company the 95.67% equity interest in Heze Neng Hua under certain circumstances as described in the Acquisition Agreement and the Supplemental Agreement.

RECOMMENDATION

We note that, a down payment of RMB574 million, being the base transfer price under the Acquisition Agreement, was made by the Company to the Parent Company on 15 December 2004 before seeking the Independent Shareholders’ approval of the Acquisition. We note that the Company failed to comply with the Listing Rules to the necessary announcement and Shareholders’ approval procedures. We express no opinion on such non-compliance. We are of the opinion that the down payment as described above has not been in the best interests of the Company and its Shareholders as a whole. Other than this, having considered all the above principal factors and reasons, we consider as the date hereof that:

a)	the terms of the Acquisition are, from a financial point of view, on normal commercial terms, that is, that they are on terms which the Company could obtain if the Acquisition were on an arm’s length basis or on terms no less favourable to the Company than terms available to or from independent third parties (although we express no opinion as to whether any such terms would be available from any independent third parties);

LETTER FROM CLSA

b)	the Acquisition is, from a financial point of view, entered into in the ordinary and usual course of the business of the Company, that is, entered into as part of the existing principal activities of the Company;

c)	the terms of the Acquisition are, solely from a financial point of view, fair and reasonable and in the interests of the Company and its Shareholders (including the Independent Shareholders) as a whole; and

d)	accordingly, we would advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Acquisition at the extraordinary general meeting of the Company to be convened on August 19 2005, at 8:30 a.m. at the Conference Room, Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, People’s Republic of China.

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Acquisition. The opinion contained in this letter is intended to provide only one of the bases on which the Independent Board Committee may make their recommendation to the Independent Shareholders on how to vote, and on which the Independent Shareholders may decide how to vote, in respect of the Acquisition. In the event of inconsistency, the English text of this letter shall prevail over the Chinese text. This letter may not be disclosed, referred to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Tim Ferdinand
Managing Director

APPENDIX I	PROPERTY VALUATION

The following is the text of a letter, summary of capital worth and certificate of capital worth, prepared for the purpose of incorporation in this circular received from Sallmanns (Far East) Limited, an independent valuer, in connection with their assessment of capital worth to the investor as at 30 April 2005 of the property interest contracted to be acquired by the Company from the Parent Company.

Corporate valuation and consultancy www.sallmanns.com	22nd Floor Siu On Centre 188 Lockhart Road Wanchai, Hong Kong Tel: (852) 2169 6000 Fax: (852) 2528 5079 30 June 2005

The Directors

Yanzhou Coal Mining Company Limited

No. 40 Fushan Road

Zoucheng City

Shandong Province

The PRC

Dear Sirs,

In accordance with your instructions to appraise the property interest which Yanzhou Coal Mining Company Ltd. (the “Company”) intends to acquire from Yankuang Corporation Group Limited (the “Parent Company”), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital worth to the investor of the relevant property interest as at 30 April 2005 (the “relevant date”). The property interest to be acquired is currently held by Yanmei Heze Nenghua Co., Ltd., a 95.67% owned subsidiary of the Parent Company.

Capital worth to the investor is defined as the value of property to a particular investor, or class of investors, for identified investment objectives. This definition is being used as the subject property cannot be ascribed a “market value”, as the interest being valued is incompetent of being disposed of in the market. This is primarily due to the fact that the underlying land is collectively-owned land which cannot be freely transferred.

The property was still under construction as at the relevant date. In our assessment, we have assumed that the property will be developed and completed in accordance with the latest development proposal provided to us by the Parent Company and Yanmei Heze Nenghua Co., Ltd. and will obtain all the necessary construction approvals without paying any additional premium. In arriving at our opinion of capital worth, we have taken into account the construction costs and professional fees relevant to the stage of construction as at the relevant date and the remainder of the costs and fees to be expended to complete the development.

APPENDIX I	PROPERTY VALUATION

In considering the property interest, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Appraisal and Valuation Standards (5th Edition May 2003) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition January 2005) published by the Hong Kong Institute of Surveyors.

We have been shown copies of various documents including official plans relating to the property interest and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interest in the PRC and any material encumbrances that might be attached to the property interest or any lease amendments.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant property but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have inspected the exterior and, where possible, the interior of the property. However, no structural survey has been made, but in the course of our inspection we did not note any apparent serious defects. We are not, however, able to report that the property is free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property nor for any expenses or taxation, which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions, and outgoings of an onerous nature, which could affect its value.

We have relied to a considerable extent on the information provided by the Parent Company and Yanmei Heze Nenghua Co., Ltd. and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Parent Company and Yanmei Heze Nenghua Co., Ltd. We have also sought and received confirmation from the Parent Company and Yanmei Heze Nenghua Co., Ltd. that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated are in Renminbi (RMB).

APPENDIX I	PROPERTY VALUATION

Our assessment of capital worth is summarized below and the certificate of capital worth is attached.

For and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown
BSc. FRICS FHKIS
Director

Note:	Paul L. Brown is a Chartered Surveyor who has 22 years’ experience in the valuation of properties in the PRC and 25 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

APPENDIX I	PROPERTY VALUATION

SUMMARY OF CAPITAL WORTH

PROPERTY INTEREST HELD BY THE PARENT COMPANY UNDER

CONSTRUCTION IN THE PRC

No.	Property	Capital Worth to the investor as at 30 April 2005	Capital Worth to the investor attributable to the Parent Company as at 30 April 2005
		RMB	RMB
1.	Land, various buildings and structures of Yanmei Heze Nenghua Co., Ltd. located at South Zhaolou Township Yuncheng County Heze City Shandong Province The PRC	18,271,000	17,480,000

		Total:	17,480,000

APPENDIX I	PROPERTY VALUATION

CERTIFICATE OF CAPITAL WORTH

PROPERTY INTEREST HELD BY THE PARENT COMPANY UNDER

CONSTRUCTION IN THE PRC

	Property	Description and tenure	Particulars of occupancy	Capital Worth to the investor as at 30 April 2005
RMB
1.	Land, various buildings and structures of Yanmei Heze Nenghua Co., Ltd. located at South Zhaolou Township Yuncheng County Heze City Shandong Province The PRC

The property comprises 5 buildings and 8 ancillary structures erected on 5 parcels of land with a total site area of approximately 372,372 sq.m.

The 5 buildings include a staff quarter building, a guard room, an air compressing room, a transformer room and a weighing room.

The buildings and ancillary structures were still under construction as at the relevant date. They are scheduled to be completed by the end of 2007. As advised by Yanmei Heze Nenghua Co., Ltd., the total gross floor area of the buildings will be approximately 11,183.03 sq.m. upon completion and the total investment amount of the buildings and ancillary structures is estimated to be approximately RMB56,099,000, of which the construction cost paid up to the relevant date is approximately RMB17,575,000.

			The property is currently under construction.	18,271,000 (95.67% interest attributable to the Parent Company 17,480,000)

APPENDIX I	PROPERTY VALUATION

Notes:

1.	According to an Acquisition Agreement and a Supplemental Agreement (the “Agreements”) entered into between the Company and the Parent Company dated 16 November 2004 and 29 June 2005 respectively, the Company has agreed to purchase from the Parent Company the equity interest and related liabilities in Yanmei Heze Nenghua Co., Ltd. at a total consideration of RMB584,010,000, subject to the following conditions:-

(a)	all necessary approvals being obtained by the Company and the Parent Company from the relevant PRC authorities in respect of the Acquisition;

(b)	approval of the Acquisition by the Independent Shareholders at the Extraordinary General Meeting to be held on 19 August 2005.

The above conditions shall be fulfilled no later than 31 December 2005.

2.	According to an opinion given by the Company’s PRC legal adviser, King & Wood, the land currently used by Yanmei Heze Nenghua Co., Ltd. in relation to the property is Collectively-owned Land. According to the prevailing PRC laws and regulations, there is no legal impediment for Yanmei Heze Nenghua Co., Ltd. to go through the formalities of obtaining the land use rights of the property. Upon obtaining the land use rights of the property, there will be no legal impediment for Yanmei Heze Nenghua Co., Ltd. to go through the formalities of obtaining building ownership certificate of the property.

According to the Agreements, the Parent Company has undertaken to assist Yanmei Heze Nenghua Co., Ltd. to obtain land use rights of the property. The relevant costs and expenses will be borne by Yanmei Heze Nenghua Co., Ltd.

In view of the nature of land use rights and utilization status, we have attributed no commercial value to the land. Upon obtaining the granted land use rights certificates of the land for industrial use, we are of the opinion that the capital value of the land as at the date of valuation would be approximately RMB11,166,000.

3.	We are advised that the Parent Company has made all necessary applications for construction approvals for the buildings and structures in relation to the property.

Our opinion of capital worth to the investor has been made on the assumption that the construction of the buildings and structures has obtained all the necessary construction approvals without paying any additional premium.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

The following is the text of a letter and summary of values, prepared for the purpose of incorporation in this circular received from Sallmanns (Far East) Limited, an independent valuer, in connection with their valuation as at 30 April 2005 of the plant and machinery to be acquired by the Company from the Parent Company.

Corporate valuation and consultancy www.sallmanns.com	22nd Floor Siu On Centre 188 Lockhart Road Wanchai, Hong Kong Tel: (852) 2169 6000 Fax: (852) 2528 5079 30 June 2005

The Board of Directors

Yanzhou Coal Mining Company Ltd

No. 40 Fushan Road

Zoucheng City

Shandong Province

The PRC

Dear Sirs,

In accordance with your instructions, we have undertaken a valuation of the certain assets of Yanmei Heze Nenghua Co., Ltd., located at South Zhaolou Township, Yuncheng County, Heze City, Shandong Province, the People’s Republic of China.

The inspection of the assets was conducted on 7 to 10 June 2005. It is our understanding that the valuation is for merger and acquisition purpose. This valuation report outlines our latest findings and conclusion. Based on the results of our investigations outlined in the report which follows, it is our opinion that the valuation of the above asset is

RMB266,661,000 (RENMINBI TWO HUNDRED AND SIXTY SIX MILLION SIX HUNDRED AND SIXTY ONE THOUSAND ONLY) fairly representing the market value of the machinery and equipment as at 30 April 2005.

For and on behalf of
SALLMANNS (FAR EAST) LIMITED
Tony Leung	James Lai
Associate Director	Senior Manager
Plant & Machinery Valuation	Plant & Machinery Valuation

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

INTRODUCTION

Company Background

Yanmei Heze Nenghua Co., Ltd

The company is located at South Zhaolou Township, Yuncheng County, Heze City, Shandong Province, the People’s Republic of China. The design capacity is 6,000,000 ton/year while the actual mining capacity can reach up to 3,000,000 ton/year.

Assets Valued

Yanmei Heze Nenghua Co., Ltd

During our inspection period, both construction and engineering work were still in progress. Only the main derricks and power substation were in operation. The other equipment for mining are not delivered. The assets appraised are the main derrick, transformer, distribution board, air compressor, vehicles and office equipment. All the items were made in China. In addition, under construction in progress are mining tunnels and ventilation tunnels.

BASIS OF VALUE

We have adopted the Market Value for existing use as being the most appropriate, in accordance with the following definitions: -

Market Value is defined herein as

“the estimated amount at which the subject assets should exchange on the date of valuation between willing buyer and a willing seller in an arm’s length transaction after proper marketing where in the parties had each acted knowledgeably, prudently, and without compulsion.”

Market Value for existing use is further defined as the market value of an asset based on continuation of its existing use, assuming the asset could be sold in the open market for its existing use, and otherwise in keeping with the market value definition regardless of whether or not the existing use represent the highest and best use of the asset.

This investigation is concerned solely with the values of the appraised machinery and equipment and our opinion of value is not related to the earning capacity of the business. It is assumed that prospective earnings are adequate to support the concluded value of the machinery and equipment plus the value of other assets not included in this valuation, and sufficient net working capital. It does not attempt to arrive at the value of the Company as a total business entity.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

VALUATION METHODOLOGY

There are three generally accepted approaches to value, namely:

The Cost Approach

The cost approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present (physical, functional or economical), taking into consideration past and present maintenance policy and rebuilding history. The cost approach generally furnishes the most reliable indication of value for assets without a known used market.

The term “Cost of Reproduction New” (RCN) is often used and it is defined as the amount required to reproduce in the like kind and new condition of an asset, taking into account current costs of material and labour, including all attendant costs associated with its acquisition.

The Market Approach

The market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised machinery and equipment relative to the market comparative. Assets for which there is an established used market may be appraised by this approach.

The Income Approach

The income approach is the present worth of the future economic benefits of ownership. This approach is generally applied to an aggregation of assets that consists of all assets of a business enterprise including working capital and tangible and intangible assets.

Analysis

A combination of the three valuation approaches defined above may be used in a particular valuation, depending upon the appraisal’s objectives and the nature of the property involved.

As part of the cross checking procedures, all valuation approaches have been considered, as one or more approaches may be applicable to the subject asset. In certain situations, elements of the three approaches may be combined to reach a value conclusion. However, the relative strength, applicability, and significance of the approaches and their resulting values must be analyzed and reconciled.

In situation where we can identify and collect sufficient data on certain equipment that has direct contribution to the revenue generation, the income approach will be applied as part of the cross-checking procedure with the result from the cost approach and the market approach in arriving at our conclusion of value.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

In arriving at a fair estimate of value of the equipment we have given consideration to the:

•	cost of reproduction new of the replaceable assets;

•	current prices for similar used equipment in the second hand market;

•	accrued depreciation;

•	age, condition, past maintenance and present and prospective serviceability in comparison with new units of like kind; and

•	no account was taken of selling costs.

Application of the market approach involves an analysis of the used market to measure the value level of exchanges of comparable property. An estimated amount is added to or deducted from the market price to reflect the difference in condition and utility between the item appraised and its normal used market comparatives.

Where the basis is the cost approach, an estimate is made on the cost of reproduction new or replacement cost, less allowance for depreciation or loss of value arising from condition, utility, age, wear and tear, and obsolescence, taking into consideration past and present maintenance policy, and rebuilding history, if any, and current utilization.

Cost of reproduction new is the estimated amount of money needed to acquire in like kind and in new condition an asset or group of assets taking into consideration current prices of materials, manufactured equipment, labour, contractor’s overhead, profit and fees, and all other attendant costs associated with its acquisition, but without provision for overtime or bonuses for labour and premium for materials.

Where elements are of foreign origin, our pricing process gives full consideration to all expenditures normally incurred in importation such as packing and crating charges, inland and ocean freight, insurance, duties and taxes, bank charges and commissions, wharfage, brokerage and handling.

FINDINGS

We have carried out inspection of the assets on 7 to 10 June 2005. During our visit to the plant, we have made the following observations during our inspection:

•	The Zhaoluo coal mine is currently not in production. Only the main drilling derrick and sub derrick are in operation. Most of the mining equipment have not been delivered to site. Tunneling work for the main and ventilation shafts are still in progress.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

•	Our appraised values for all construction-in-progress (CIP) assets were based on the amount paid up as at date of valuation upon our review of the purchase contracts, invoices, deposits paid to vendors and verification of the assets delivered to sites.

Exclusion

We have excluded in this valuation the land, buildings, other land improvements, licensed furniture and fixture, semi-finish and finish products, company records or any current or intangible assets.

OPINION OF VALUE

Based on the results of our inspection and findings, it is our opinion that RMB266,661,000 (RENMINBI TWO HUNDRED AND SIXTY SIX MILLION SIX HUNDRED AND SIXTY ONE THOUSAND ONLY) fairly representing the market value of the machinery and equipment as at 30 April 2005.

For and on behalf of
SALLMANNS (FAR EAST) LIMITED
Tony Leung	James Lai
Associate Director	Senior Manager
Plant & Machinery Valuation	Plant & Machinery Valuation

SUMMARY OF VALUES

Market Value (RMB)
Yanmei Heze Nenghua Co. Ltd
Plant & Machinery	—
Office Equipment	596,750
Motor Vehicles	863,200
Construction in Progress-Machinery & Mining facilities	265,201,400

Grand Total RMB	266,661,350

Rounded to RMB	266,661,000

Note:	For CIP assets, the appraised values are based on the amount paid as at date of valuation, upon reviewing of contracts, invoices and site verification.

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of domestic shares held as at the Latest Practicable Date
		(shares)
Yang Deyu	Vice Chairman of the Board of Directors and General Manager	10,000
Wu Yuxiang	Director and Chief Financial Officer	10,000
Chen Guangshui	Director and Secretary of the Board of Directors	1,000
Meng Xianchang	Chairman of the Supervisor Committee	10,000

All the interests disclosed above represent long position in the shares of the Company.

APPENDIX III	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Substantial shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital (before bonus shares)	Percentage in total share capital (before bonus shares)
(shares)
Yankuang Group Corporation Limited	Domestic Shares (state-owned Legal person shares)	1,670,000,000 (L)	Beneficial Owner	Corporate	90.27%	54.33%

J.P. Morgan Chase & Co.	H Shares	111,176,239 (L) (including	Beneficial owner,	Corporate	13.14%	5.2%
		63,271,171 (P))	Investment manager and
		49,678,800 (S)	Custodian corporation/ Approved lending agent

Citigroup Inc.	H Shares	154,100,372 (L) (including	Beneficial owner and	Corporate	8.69 (Note 1)%	5.54%
		5,548,000 (P))	Custodian corporation/
		16,145,800 (S)	Approved lending agent

Credit Suisse Group	H Shares	98,590,669 (L) (including 1,366,946(P)) 50,629,016(S)	Interest of Controlled Corporation	Corporate	7.62 (Note 1)%	4.85%

Notes:

1.	The calculation of this percentage (as shown in the relevant corporate substantial shareholder notice filed by Citigroup Inc. and Credit Suisse Group) is based on the 1,958,400,000 H Shares as enlarged by the number of bonus shares to be issued by the Company.
2.	As at the Latest Practicable Date, State Street Corporation filed a corporate substantial shareholder notice on 23 July 2004 in which it was noted that State Street Corporation was, via its controlled corporation, State Street Bank & Trust Company, taken to be interested in 51,034,521 H Shares in a long position or 5.00% of the Company’s total H Shares. The 5.00% mentioned was calculated based on the total number of H Shares prior to the listing of the Company’s 204,000,000 placing H shares on 15 July 2004. Based on the enlarged number of 1,224,000,000 H Shares after the placing of an additional 204,000,000 H Shares by the Company in July 2004, the percentage interest taken to be held by State Street Corporation (of the Company’s total H Shares) as at the Latest Practicable Date should be 4.17%.

APPENDIX III	GENERAL INFORMATION

3.	The information disclosed is based on the information available on the website of The Stock Exchange of Hong Kong Limited.

4.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited accounts of the Group were made up to.

4.	LITIGATION

For the purpose of increasing the utilization rate of the Company’s own capital, after the approval by the Board, the Company entered into the entrusted loan agreement with Bank of China Jining Branch, Shandong Xin Jia Industrial Company Limited and Lianda Group Limited on 13 December 2004. The Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited through the Bank of China Jining Branch, which was secured by a guarantee provided by Lianda Group Limited. The annual interest of the entrusted loan is 7% per annum and the period of the entrusted loan is from 20 December 2004 to 19 January 2005.

To avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company had applied and obtained an order from the People’s High Court of Shandong Province to freeze 289 million shares held by Lianda Group Limited in Huaxia Bank Company Limited (the “Shares”).

Since Shandong Xin Jia failed to duly repay the principal or the interests, the Company on 22 January 2005 lodged an application with the Higher People’s Court of Shandong Province. The Higher People’s Court of Shandong Province gave a verdict on 28 March 2005 allowing a lawful auction of the freezed the Shares in order to receive the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan. As at the Latest Practicable Date, the Higher People’s Court of Shandong Province has not yet completed the procedure for the auction and the Company has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

The Higher People’s Court of Shandong Province has, for the purpose of the auction, appointed a qualified valuer to value the Shares. The Shares are estimated to have a value of RMB840 million, which is more than the value of the entrusted loan made by the Company to Shandong Xin Jia Industrial Company Limited. The Company therefore believes that the failure to repay by Shandong Xin Jia Industrial Company Limited does not have any adverse financial impact on the Company.

Save as disclosed above, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

APPENDIX III	GENERAL INFORMATION

5.	CONSENTS OF EXPERTS

The following experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters or statements and references to their names in the form and context in which they appear:

Names	Qualifications
CLSA Equity Capital Markets Limited	A licensed corporation under the SFO, licensed under transitional arrangements (migration application lodged) to conduct Types 4 and 6 regulated activities under the SFO

Deloitte Touche Tohmatsu Certified Public Accountant Hong Kong	Certified public accountants

Deloitte Touche Tohmatsu CPA Limited Shanghai China	Chinese certified public accountants

Minarco Asia Pacific Pty Ltd.	International mining engineers and valuers

Sallmanns (Far East) Limited	Professional surveyors and valuers

Shandong Zhengyuan Hexin (Limited) Certified Public Accountants	PRC certified public accountants

As at the Latest Practicable Date, the above experts (except CLSA) were not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group. As at the Latest Practicable Date, CLSA was beneficially interested in 150,000 Shares (held in its proprietary trading account) and 607 Shares (held in its facilitation odd lot account).

As at the Latest Practicable Date, none of above experts had any direct or indirect interest in any assets which have been, since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed or by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

APPENDIX III	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been, since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed or by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 75 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting,

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

10.	MISCELLANEOUS

(a)	Mr. Chen Guangshui is the Company Secretary and Board Secretary of the Company.

(b)	Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified account to the Company dated 21 December 2004, the Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Listing Rules.

APPENDIX III	GENERAL INFORMATION

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

(d)	The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 14 July 2005:

(a)	the Acquisition Agreement;

(b)	the Supplemental Agreement;

(c)	the materials and services supply agreement entered into between the Company and the Parent Company on 17 October 1997 and its supplemental agreements;

(d)	the restructuring agreement dated 17 October 1997 made between the Company and the Parent Company;

(e)	the entrusted loan agreement entered into among the Company, Bank of China Jining Branch, Shandong Xin Jia Industrial Company Limited and Lianda Group Limited on 13 December 2004;

(f)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(g)	the letter of advice from CLSA as set out in this circular;

(h)	valuation reports prepared by Sallmanns (Far East) Limited as set out in this circular; and

(i)	the written consents from CLSA, Deloitte, Minarco, Sallmanns and Zheng Yuan referred to in paragraph 5 of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 19th August, 2005 at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC:

Ordinary Resolution

To consider and approve the following resolution as an ordinary resolution of the Company:

“THAT:

(a)	(i) the Agreements and all the transactions contemplated therein, including but not limited to, the Acquisition; and (ii) in the event that any of the conditions set out in the Agreements is not satisfied on or before 30 June 2006, the return of the 95.67% equity interest of Heze Neng Hua from the Company to the Parent Company and the refund by the Parent Company to the Company of the amount paid by the Company for acquisition of the 95.67% equity interest set out in the Agreements, be and are hereby approved, confirmed and (where appropriate) ratified; and

(b)	the execution of the Agreements by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company;

NOTICE OF EXTRAORDINARY GENERAL MEETING

“Agreements” means a conditional agreement dated 16 November 2005 entered into between the Company and the Parent Company, which was subsequently supplemented by a supplemental agreement dated 28 June 2005 entered into by the same parties, in relation to, among others, the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company (copies of the agreement and the supplemental agreement have been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification);

“Heze Neng Hua” means (Yanmei Heze Neng Hua), a company with limited liability incorporated under the laws of the People’s Republic of China with a registered capital of RMB600 million; and

“Parent Company” means Yankuang Corporation Group Limited, a wholly State-owned enterprise and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, PRC, 30th June, 2005

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 20th July, 2005 are entitled to attend the Extraordinary General Meeting after completing the registration procedures for attending the Extraordinary General Meeting.

(B)	Holders of H shares, who intend to attend the Extraordinary General Meeting, must deliver the completed reply slips for attending the Extraordinary General Meeting to the Office of the Secretary of the Board no later than 29th July, 2005. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Extraordinary General Meeting and despatch copies of Extraordinary General Meeting admission cards to shareholders by post or by facsimile. When attending the Extraordinary General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Extraordinary General Meeting admission cards for the original Extraordinary General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF EXTRAORDINARY GENERAL MEETING

(D)	Each holder of H shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 21st July, 2005 to 19th August, 2005, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Extraordinary General Meeting be qualified for entitlement to the final dividends and the bonus H shares must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 20th July, 2005.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’sRepublic of China with limited liability)

Form of proxy for use at the Extraordinary General Meeting

The Number of Shares
Represented by the
Proxy Form[1]

I/We2 ____________________________________________________________________________________________________ ,

Address:  _________________________________________________________________________________________________2,

being the registered holder(s) of              H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Extraordinary General Meeting or                      of __________________

_________________________________________________________________________________________________as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (and/or at any adjournment thereof) to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 8:30 a.m. on 19th August, 2005. The proxy/proxies will vote on the resolutions listed in the Notice of Extraordinary General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

ORDINARY RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]
To consider and approve the resolution regarding, among others, the acquisition of the 95.67% equity interest of Yanmei Heze Neng Hua as set out in the Appendix to this form of proxy

Signature[7]:	Date: 2005

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Extraordinary General Meeting is to be appointed as proxy, please delete “the Chairman of the Extraordinary General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from a resolution, tick the appropriate box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof.

7.	A proxy attending the Extraordinary General Meeting must present his proof of identity.

8.	Please refer to the circular dispatched with this form proxy for further details.

APPENDIX

“THAT:

(a)	(i) the Agreements and all the transactions contemplated therein, including but not limited to, the Acquisition; and (ii) in the event that any of the conditions set out in the Agreements is not satisfied on or before 30 June 2006, the return of the 95.67% equity interest of Heze Neng Hua from the Company to the Parent Company and the refund by the Parent Company to the Company of the amount paid by the Company for acquisition of the 95.67% equity interest set out in the Agreements, be and are hereby approved, confirmed and (where appropriate) ratified; and

(b)	the execution of the Agreements by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company (or any one of them) be and are hereby authorized on behalf of the Company to do all such acts and things, to sign and execute all such further documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreements or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company;

“Agreements” means a conditional agreement dated 16 November 2005 entered into between the Company and the Parent Company, which was subsequently supplemented by a supplemental agreement dated 28 June 2005 entered into by the same parties, in relation to, among others, the acquisition of the 95.67% equity interest of Heze Neng Hua by the Company from the Parent Company (copies of the agreement and the supplemental agreement have been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification);

“Heze Neng Hua” means (Yanmei Heze Neng Hua), a company with limited liability incorporated under the laws of the People’s Republic of China with a registered capital of RMB600 million; and

“Parent Company” means Yankuang Corporation Group Limited, a wholly State-owned enterprise and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company.”

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’sRepublic of China with limited liability)

REPLY SLIP FOR THE EXTRAORDINARY GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the Extraordinary General Meeting of the Company to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC on 19th August, 2005, at 8:30 a.m.

Name(s) (as appearing in the register of members)(1)

Number of domestic/H shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s):	Date: 2005

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please submit a photocopy of your ID card/passport.
3.	Please submit a photocopy of proof of ownership of your shares.
4.	Please delete the option which is not applicable in “domestic/H”, “in person/by a proxy/proxies” and “Identity card/passport”.
5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than 29th July, 2005. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310